

Mail Stop 3561

January 12, 2009

Mr. Min Zhao
Chief Executive Officer
Green Planet Bioengineering Co., Limited
18851 NE 29th Avenue, Suite 700
Aventura, Florida 33180

> **Re: Green Planet Bioengineering Co., Limited**
> **Item 4.01 Form 8-K**
> **Filed January 7, 2009**
> **File No. 000-52622**

Dear Mr. Zhao:

We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

Sincerely,

Dave Walz
Staff Accountant
Office of Beverages, Apparel and
Healthcare Services